EXHIBIT 21.1

  LIST OF SUBSIDIARIES OF LIFESMART NUTRITION TECHNOLOGIES, INC.

     The only subsidiaries of LifeSmart Nutrition Technologies, Inc. as of April 1, 2002 are LifeSmart Nutrition, Inc., a Utah corporation, and G.S. & C., Inc., a Utah corporation.